CANADIAN NATURAL RESOURCES LIMITED
AMENDED, COMPILED AND RESTATED STOCK OPTION PLAN
PART 1 - INTRODUCTION
1.01 Purpose
The purpose of the Plan is to secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by, inter alia, the directors, management, employees and service providers of the Corporation who, in the judgement of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging directors, management, employees and others of exceptional ability because of the opportunity offered them to acquire an interest in the Corporation.
1.02 Definitions
Whenever used herein, the following words and expressions shall have the following meanings, namely:
a)“Bargaining Agent” means a Trade Union that acts on behalf of employees in collective bargaining or as a party to a Collective Agreement with an employer or an Employers’ Organization, whether or not the Bargaining Agent is a certified bargaining agent;
b)“Blackout Period” means that period of time as may be determined by the Corporation during which Service Providers, amongst others, are prohibited from trading, or otherwise dealing, in the Corporation’s securities (including the exercise of Options), pursuant to the Corporation’s Trading and Black-Out Policy for Employees and Insiders as amended from time to time.
c)"Board" means the board of directors of the Corporation, as it may be constituted from time to time;
d)"Board of Inland Revenue" means the 'Board' as defined in S832(1) of the Taxes Act;
e)"Cash Payment" means the amount that shall be paid by the Corporation to an Optionee, on the exercise of an Option(s) that is not a UK Approved Option, together with the election of the Optionee to receive a cash payment in lieu of Shares, which amount shall be equal to the number of Option(s) exercised multiplied by the excess of: (i) the closing market price per Share on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s); over (ii) the exercise price of the Option(s) less any taxes due and payable to any taxing authority at time of exercise of the Option(s). In the event that no trades of the Shares have taken place on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s), the Board may, in its sole discretion, select as the closing market price per Share the weighted average trading price of the Shares on the Exchange over the last five trading days on which the Shares traded on the Exchange;
f)“Collective Agreement” means an agreement in writing between an employer or an Employer’s Organization and a Bargaining Agent containing terms and conditions of employment, and may include one or more documents containing one or more agreements;
g)"Control" has the meaning given to that expression by S840 of the Taxes Act;
h)"Corporation" means Canadian Natural Resources Limited, a corporation incorporated under the laws of the Province of Alberta;
i)“Employers’ Organization” means an organization of employers that acts on behalf of an employer or employers and has as one of its objects the regulation of relations between employers and employees, whether or not the organization is a registered employers’ organization;
j)"Exchange" means the Toronto Stock Exchange;
k)"Insider" of the Corporation means:
i)an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and
ii)an associate (as such term is defined in the Securities Act (Ontario)) of any person who is an Insider by virtue of subparagraph (i);
l)"Market Value" means in relation to any Share on any day the market value of that Share determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance with the Inland Revenue Shares Valuation Division;
m)"Option" means an option granted under the terms of the Stock Option Plan;
n)"Option Period" means the period during which an Option that has become exercisable may be exercised in accordance with the Stock Option Plan;
o)"Optionee" means a Service Provider to whom an Option has been granted under the terms of the Stock Option Plan;
p)"Participant" means, in respect of the Plan, a Service Provider who elects to participate in the Plan;

q)"Schedule 9" means Schedule 9 of the Taxes Act;
r)"Service Provider" means:
i)an employee who is subject to a contract of employment, other than a Collective Agreement, with the Corporation or any of its subsidiaries;
ii)an Insider of the Corporation or any of its subsidiaries; and
iii)any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;
s)"Share" or "Shares" means a Common Share or the Common Shares of the Corporation from time to time authorized by the charter documents of the Corporation, and for the purposes of a UK Approved Option means unrestricted Common Shares of the Corporation that satisfy the conditions of paragraphs 10 to 14 inclusive of Schedule 9 of the Taxes Act;
t)"Stock Option Certificate" means a certificate entered into pursuant to Section 2.04 hereof;
u)"Stock Option Plan" or "Plan" means the plan established and operated pursuant to Part 2 hereof;
v)"Sterling Equivalent" means the pounds sterling amount derived by converting Canadian dollars to pounds sterling by reference to the noon rate of the Royal Bank of Canada on the date of conversion, or the nearest business day prior to conversion;
w)"Taxes Act" means the (UK) Income and Corporation Taxes Act 1988;
x)”Trade Union” means an organization of employees that has a written constitution, rules or bylaws and has as one of its objects the regulation of relations between employers and employees; and
y)"UK Approved Option" means any Option granted which is designated by the Board at the time of such grant as being a UK Approved Option and that satisfies the conditions for UK Approved Options set out in Section 2.04.
PART 2 - STOCK OPTION PLAN
2.01 Participation
Options shall be granted only to Service Providers.
2.02 Determination of Option Recipients
The Board shall make all necessary or desirable determinations regarding the granting of Options to Service Providers and may take into consideration the present and potential contributions of a particular Service Provider to the success of the Corporation and any other factors which it may deem proper and relevant.
2.03 Price
The exercise price per Option Share shall be determined from time to time by the Board but, in any event, shall not be lower than the closing market price of the Shares on the Exchange on the last trading day preceding the date of grant. In the event that no trades of the Shares have taken place on the Exchange on any trading day within a five-day period immediately preceding the date of grant, the Board may, in their sole discretion, select as the exercise price per Share the weighted average trading price of the Shares on the Exchange over the last ten trading days on which the Shares traded on the Exchange immediately preceding the date of the grant.
2.04 Grant of Options
The Board may at any time authorize the granting of Options to such Service Providers as it may select for the number of Shares that it shall designate, subject to the provisions of the Stock Option Plan.
For the purposes of determining whether an Option is a UK Approved Option, the following provisions will apply:
a)a UK Approved Option may only be granted to a Service Provider who is an employee or full time director of CNR International (U.K.) Limited or any company of which CNR International (U.K.) Limited has Control and for these purposes:
i)a "director" means any person occupying the position of a director of a body corporate as determined in accordance with the laws of England; and
ii)a "full time director" means any director whose terms of employment require him to devote to the duties of his office not less than twenty-five (25) hours per week excluding meal breaks;
b)UK Approved Options may not be granted to any person at any time when he has within the preceding 12 months had a material interest (as defined in S187(3) of the Taxes Act) in the Corporation or in a company which has Control of the Corporation or which is a member of a consortium which owns the Corporation or any such company is at any relevant time a close company for the purposes of paragraph 8 of Schedule 9;
c)a UK Approved Option may not in any event be exercised at any time if the Optionee then has, or has within the preceding 12 months had, a material interest in a close company being either the Corporation or a company which has Control of the Corporation or is a member of a consortium which owns such a company;

d)UK Approved Options may not be granted to any person at any time if that would cause the aggregate Market Value of the Shares which may be acquired by that person pursuant to the exercise of:
i)UK Approved Options which have not then been exercised and have not ceased to be exercisable; and
ii)rights to acquire Shares obtained under any other plan approved under Schedule 9 to the Taxes Act which has been established by the Corporation or by any associated company (as that term is defined in S416 of the Taxes Act) of the Corporation;
to exceed or further exceed £30,000 or such other amount as may be permitted by paragraph 28(1) of Schedule 9. For the purpose of determining this limit the Market Value of the Shares shall be the Sterling Equivalent as at the last trading day preceding the date of grant of an Option classified as a UK Approved Option;
e)the exercise price per Share shall not be less than the Market Value of a Share on the date of grant of the relevant UK Approved Option;
f)in relation to a UK Approved Option, in Section 2.08 the words from "notwithstanding" to the end of Section 2.08 shall be replaced with the words "any UK Approved Option may be exercised in whole or in part by the Optionee provided that any such exercise in such circumstances shall be conditional on:
i)the offeror gaining such control of the Corporation; and
ii)the Optionee agreeing to tender the Shares received upon such exercise pursuant to the Offer."
g)in relation to a UK Approved Option, in paragraph (b) of Section 2.09 the words ", subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10" shall not apply;
h)UK Approved Options shall not be assigned, pledged or otherwise transferred; and
i)no UK Approved Option shall be granted unless and until the relevant parts of this Plan which relate to UK Approved Options have been approved by the Board of Inland Revenue.
Each Option granted to a Service Provider shall be evidenced by a Stock Option Certificate with terms and conditions consistent with the Plan and as approved by the Board (which terms and conditions need not be the same in each case and may be changed from time to time). Until such time as the Board shall otherwise determine, and subject to the provisions of Section 3.08 hereof, the form of Stock Option Certificate adopted for use hereunder shall be that which is attached hereto as Schedule "A".
2.05 Terms of Options
The Option Period shall be of such length as is determined by the Board but in any event shall not exceed six years from the date such Option is granted, and may also be reduced with respect to any such Option as provided in Section 2.07 hereof. In the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (a) the last day of a Blackout Period; and (b) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period.
Options which have been granted will become exercisable at the times and in the amounts set forth in the Stock Option Certificate; provided however, the times at which such Options will become exercisable may be accelerated or postponed in accordance with this Plan, a determination by the Board or the Corporation’s policies in effect from time to time, as applicable. Determination by the Board to postpone the date when Options become exercisable will be in relation to an unpaid leave of absence. In the event the postponement results in those Options becoming exercisable after the expiry date of the Options, forfeiture of those Options will occur. In no event shall any postponement operate to extend the Option Period beyond six years except as permitted in this Section 2.05.
Subject to Section 2.07, Options that have become exercisable may be exercised in whole or in part by the Optionee during the Option Period.
2.06 Exercise of Options
a)Receipt of Shares or Cash for non-UK Approved Options
On the exercise of an Option that is not a UK Approved Option, in accordance with the terms hereof, an Optionee shall     be entitled to elect to receive either a certificate(s) representing that number of Shares designated by the Option(s) or a Cash Payment in lieu of Shares.
b)Payment for Exercise
The exercise of any UK Approved Option or Option that is not a UK Approved Option, where the Optionee has elected to receive Shares, will be contingent upon receipt by the Corporation of an amount payable by cash or certified cheque equal to the full exercise price. No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Stock Option Plan.

c)Procedure for Exercise of the Option
The Option may be exercised by notice given in accordance with the policies and procedures of the Corporation as may be adopted from time to time and, if the Option is a UK Approved Option or the Optionee has elected to receive Shares and has not elected to immediately dispose of those Shares through the facilities of the Exchange, by tendering therewith payment for the purchase price of the Shares to be purchased including the amount for any taxes due and payable to any taxing authority, on exercise of the Option, in cash or by certified cheque to the Corporation at Suite 2500, 855 Second Street S.W., Calgary, Alberta, T2P 4J8. Such notice shall state the number of Options being exercised and, in the case of an Option that is not a UK Approved Option, whether the Optionee wishes to receive Shares or a Cash Payment in lieu of Shares. The Option shall be deemed for all purposes to have been exercised to the extent stated in such notice upon delivery of the notice, and, with respect to an election to receive Shares or a UK Approved Option, a tender of payment in full of the exercise price for the Option being exercised, notwithstanding any delay in the issuance and delivery of the certificate(s) for the Shares so purchased or of the Cash Payment to be received, as the case may be. The Corporation shall, within 30 days of the exercise of the Option, either issue the Shares so purchased in the name of the Optionee and deliver the certificate(s) therefore to the Optionee or deliver the Cash Payment in the name of the Optionee, as the case may be. Shares issued pursuant to the exercise of a UK Approved Option shall rank pari passu with other Shares of the same class in issue at that date.
2.07 Termination Event
a)If an Optionee shall die before the expiration of an Option Period, any unexercised Option which has vested at the date of death shall be exercisable, but only by the legal personal representatives (being either the executors of the Optionee’s will who have provided evidence to the Board of their appointment as such, or if the Optionee dies intestate the duly appointed administrator(s) of Optionee’s estate who have provided evidence to the Board of their appointment as such) of the Optionee. All such vested Options shall be exercisable by the executor(s) within six months of the date of death or in the case of an intestacy, by the administrator(s) within the earlier of three months after their appointment or twelve months after the date of death, notwithstanding the expiration of the Option Period prior to the expiration of such exercise period, and if not exercised, shall thereupon terminate.
b)If an Optionee (i) becomes subject to a Collective Agreement on a certain date (“CA Date”), (ii) resigns effective as of a certain date (“Effective Resignation Date”) or (iii) retires effective as of a certain date (“Effective Retirement Date”), voluntarily or compulsorily under the regulations of the Corporation and/or a contract of employment or for services, any vested Option which has not been exercised at the CA Date, the Effective Resignation Date or the Effective Retirement Date, as applicable (the “Applicable Date”) shall be exercisable only for a period of 30 days from such Applicable Date, subject to earlier expiration of the Option Period, and if not exercised, shall thereupon terminate. Any Options which have not vested as of the Applicable Date shall terminate on such Applicable Date, and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.
c)If an Optionee is given written notice of termination by the Corporation, any subsidiary or any entity controlled by the Corporation, whether such termination is for cause or without cause, and with or without adequate notice and irrespective of whether the Optionee is entitled to or receives at that time or in the future, any compensation in respect of such termination, any vested Option which has not been exercised by the date the written notice is provided (the “Notice Date”) shall be exercisable for a period of 30 days from the Notice Date, subject to earlier expiration of the Option Period. Any Options which have not vested as of the Notice Date shall terminate on such Notice Date and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.
2.08 Effect of Takeover Bid
Subject to paragraph (f) of Section 2.04, if a bona fide offer (the "Offer") for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit (but only for such purpose) the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer. If:
a)the Offer is withdrawn by the offeror; or
b)the Optionee does not tender the Optioned Shares pursuant to the Offer; or
c)all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;
then the Optioned Shares or, in the case of subsection (c) above, the Optioned Shares that are not taken up and paid for, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of the Option as set forth in Section 2.05, if applicable, shall again apply to the Option. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares. In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer.

2.09 Effect of Amalgamation, Consolidation or Merger
Subject to paragraph (g) of Section 2.04:
a)Where the Corporation amalgamates, consolidates with or merges with or into another corporation, without effecting a Change of Control, as defined below, any Shares receivable on the exercise of an Option shall be adjusted as if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Stock Option Plan.
b)Where the Corporation amalgamates, consolidates with or merges with or into another corporation and such an amalgamation, consolidation or merger causes a Change of Control, as defined below, then the Corporation shall notify each Optionee currently holding an Option with the full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, all of the Options shall vest and become exercisable on the day immediately preceding the Change of Control and the Optionee shall have the right, for a period of ninety (90) days thereafter, to exercise all of the Options remaining unexercised, subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10.
For the purposes of this clause, "Change of Control" shall include any circumstances and events whereby Shareholders of the Corporation approve:
i)an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast, in the aggregate, at least 50% votes attaching to all shares in the capital of the successor or continuing corporation;
ii)an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which a shareholder, or a group of shareholders acting jointly or in concert with each other, of the Corporation immediately thereafter shall own shares of the successor or continuing corporation which would entitle them to cast 25% or more of the votes attaching to all shares in the capital of the successor or continuing corporation; provided however that such a shareholder, or group of shareholders, do not own shares in the capital of the Corporation immediately preceding the transaction;
iii)the liquidation, dissolution or winding up of the Corporation; or
iv)the sale, lease, or other disposition of all or substantially all of the assets of the Corporation.
In the event the Board of Directors decides there has been a Change of Control, the Optionee or his legal representatives will be given written notice by the Corporation of the Change of Control in accordance with the provisions of this Plan and the period set forth in this clause 2.09 will commence on the day notice is given.
2.10 Adjustments in Shares Subject to the Stock Option Plan
If there is any change in the Shares through a consolidation, subdivision or reclassification of Shares, or otherwise, the number of Shares available under the Stock Option Plan, the Shares subject to any Option, and the purchase price thereof or, in the case of an Option that is not a UK Approved Option, the Cash Payment which may be elected with respect thereto shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Stock Option Plan, provided that for the purposes of a UK Approved Option, no such adjustment shall be made until the prior approval of the Board of Inland Revenue has been obtained for any such adjustment.
2.11 Approval
The terms of the Options granted from time to time hereunder, and the Optionees to whom Options are granted, are subject to the Exchange accepting notice of such terms and proposed Optionees (if such acceptance is required by the Exchange).
PART 3 - GENERAL
3.01 Number of Shares
The aggregate number of Shares reserved for issuance under the Plan, together with any other security-based compensation arrangements of the Corporation, shall be such number of Shares equal to 7% of the total number of issued and outstanding Shares, from time to time (calculated on a non-diluted basis). If any Option or other security granted under this Plan or other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan. In addition, the aggregate number of Shares so available for issuance under the Plan to any one person shall not exceed 5% of the outstanding issue of Shares. The aggregate number of Shares reserved for issuance pursuant to all share based compensation plans including Options granted to Insiders at any time shall not exceed 10% of the outstanding issue of Shares and the aggregate number of Shares issued to Insiders pursuant to all share based compensation plans including Options within any one year period shall not exceed 10% of the outstanding issue of Shares.

3.02 Transferability
All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant.
3.03 Employment
Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or interfere in any way with the right of the Corporation to terminate the Participant's employment at any time. Participation in the Plan by a Participant is voluntary and subject to the approval of the Board of Directors.
3.04 Record Keeping
The Corporation shall maintain a register in which shall be recorded:
a)the name and address of each Participant;
b)the number of Options granted to a Participant and the number of Options outstanding;
c)the number of Options granted that have been classified as UK Approved Options and the number of UK Approved Options outstanding.
3.05 Necessary Approvals
The Plan shall be effective only upon the approval of the Exchange and, if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time.
The classification of an Option as a UK Approved Option shall only be effective upon the approval of the Plan by the Board of Inland Revenue.
The obligation of the Corporation to sell and deliver Options or Shares, or to make a Cash Payment in accordance with the Plan is subject to the approval of any governmental or regulatory authority having jurisdiction and/or the Exchange which may be required in connection with the authorization, issuance or sale of such Options or Shares or the making of a Cash Payment by the Corporation. If any Options or Shares cannot be issued to any Participant or any Cash Payment cannot be made for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Options or Shares or make such Cash Payment shall terminate and any amount paid to the Corporation to exercise the Option(s) including any amount rendered to the Corporation for taxes that would have been due and payable had the Option(s) been exercised, shall be returned to the Participant.
3.06 Administration of the Plan
The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Corporation and all costs in respect thereof shall be paid by the Corporation.
3.07 Income Taxes
Except in respect of Participants who may receive UK Approved Options, as a condition of and prior to participation in the Plan, a Participant shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
3.08 Amendments to the Stock Option Plan and the Stock Option Certificate
Any amendment to any provision of the Plan or the Stock Option Certificate shall be subject to the approval, if required, of the Exchange or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the Plan and amend or modify the Stock Option Certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by Shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the Plan; (b) would reduce the exercise price of an outstanding Option, including a cancellation of an Option and re-grant of an Option in conjunction therewith, constituting a reduction of the exercise price of the Option; (c) would extend the term of any Option granted under the Plan beyond the expiration date of the Option; (d) amends the Plan to allow for a maximum term of an Option to be greater than six years except as provided in Section 2.05; (e) expands the authority of the Corporation to permit transferability or assignability of Options beyond that contemplated by the Plan; (f) adds to the categories of participants who may be designated for participation in the Plan; (g) amends the Plan to provide for other types of compensation through equity issuance; (h) amends the limitations set out in Section 3.01; or (i) amends this Section 3.08.

No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.
3.09 Approval of the Board of Inland Revenue
No additional terms or conditions may be imposed on Options that have been classified as UK Approved Options without the approval of the Board of Inland Revenue, and no such term or condition shall have effect until approved by the Board of Inland Revenue.
3.10 No Representation of Warranty
The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
3.11 Governing Law
Except as otherwise set forth herein, the Plan shall be governed by the laws of the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction.
3.12 Interpretation
Words used herein importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.
3.13 Compliance with Applicable Law, etc.
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by‑law or regulation of the Exchange or any governmental or regulatory authority having authority over the Corporation or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.